April 21, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Callon Petroleum Company
Registration Statement on Form S-4 filed April 13, 2017
File No. 333-217287

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Callon Petroleum Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on Tuesday, April 25, 2017, or as soon as practicable thereafter.

Very truly yours,

CALLON PETROLEUM COMPANY

/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President, Chief Financial Officer & Treasurer

cc:	William B. Nelson, Haynes and Boone, LLP